Exhibit 99.1

Ondas Holdings Reports Second Quarter 2022 Financial and Operational Results

Secured Initial Volume Order from Siemens Mobility for the Class I Rail 900 MHz Network

Entered into Definitive Merger Agreement to Acquire Airobotics, a Leading Developer of Autonomous Drone Systems

Conference Call Scheduled for Today at 8:30 a.m. ET

Waltham, MA – August 9, 2022 – Ondas Holdings Inc. (Nasdaq: ONDS) (“Ondas” or the “Company”), a leading provider of private wireless, drone and automated data solutions through its wholly owned subsidiaries, Ondas Networks Inc. (“Ondas Networks”) and American Robotics, Inc. (“American Robotics” or “AR”), reported financial and operating results for the second quarter ended June 30, 2022.

“We continue to execute on our key strategic priorities at Ondas Networks and American Robotics as we position the company for scalable growth on our road to profitability,” said Eric Brock, Ondas’ Chairman and CEO. “Today we are announcing that Siemens has placed its initial volume purchase order for the 900 MHz network, marking a significant milestone for Ondas. We believe this order represents the beginning of a multi-year deployment of our ‘dot16’ compliant FullMAX™ wireless connectivity platform across multiple mission-critical networks for the North American freight rail market. In addition to this momentous order, the newly announced development program for an on-board locomotive radio with Siemens Mobility in Europe and the initial deployment in the Caribbean of a maritime security network with a large Israeli defense contractor demonstrate growing global adoption of FullMAX™ across new end markets and regions. At American Robotics, we advanced the field work with our blue-chip customers and continued to invest in tailoring solutions to support fleet deployments. We are now approved for a total of 10 sites for autonomous operations Beyond Visual Line of Sight (BVLOS) sites across eight U.S. states and expect more site approvals in the second half of 2022, which will support additional deployments with new Franchise customers.

“We are also excited to announce today that we have reached a definitive agreement to acquire Airobotics, a leading developer of autonomous drone systems. We believe combining Airobotics with American Robotics will create the best-in-class global UAS solutions provider targeting commercial markets. The benefits of scaled technical and business development with a global footprint creates a unique opportunity to meet the requirements of our blue-chip industrial and government customers across a range of end markets, applications, and geographic regions. We believe this combination is a seminal event in the commercial drone sector, signaling that commercial UAS markets are prepared for rapid growth.

“As we look forward into the rest of 2022, we expect to execute upon the milestones we’ve set for ourselves. With our unique, turnkey solutions for mission critical data applications, we will continue our work in advancing our platform technologies through innovation, delivering on our bookings, and executing on our business development efforts to further establish ourselves as industry leaders in both our segments.”

Second Quarter 2022 and Recent Highlights – Ondas Networks

●	Secured volume purchase order from Siemens Mobility for commercial deployment in the greenfield 900 MHz network.

●	Continued to advance 900 MHz launch activity with Class I Railroads; now active with five rail customers for both ATCS and MC IoT Applications.

●	Signed Letter of Intent (LOI) with Siemens Mobility in June 2022 to develop new radio platform for the European Rail Market.

●	Completed the construction of the MC-IoT Federated Rail Lab for MxV Rail in June 2022, with a plan to transfer the lab to MxV Rail headquarters in Pueblo, Colorado by August 2022, and further support application testing for rail applications.

●	Delivered a MC-IoT wireless communications network for an Israeli defense vendor in connection with a maritime security system deployed in the Caribbean.

●	Commenced integration of Ondas’ FullMAX wireless technology with American Robotics Scout System beginning with the Terrestrial Acoustic Sensor Array (TASA) detect-and-avoid system.

●	Jointly marketed Siemens FullMAX™- based Airlink portfolio with Siemens at the RSSI in Kansas City, MO on May 16, 2022.

Stewart Kantor, Ondas Networks Founder and President, commented: “In the second quarter, we continued to expand our business development efforts internationally and move through network launch preparation work for the greenfield 900 MHz network with our Class I Railroad customers. The initial volume order from Siemens we announced today is a testament to the hard work of the Ondas Networks team and the huge opportunity ahead for us to help the global rail sector adopt data-intensive MC-IoT technologies which serve to improve the efficiency of rail operations. We will continue launch activities with customers on the 900 MHz network and expect to build additional backlog over the second half of 2022 as more Class I Rails act on plans to deploy our FullMAX™ wireless technology.

“We remain confident that our system is uniquely able to meet requirements for mission-critical rail applications and our customers continue their work with us to integrate our technology in preparation for the upgrading of multiple legacy systems, which include the MC-IoT Rail Lab activity with MxV Rail. While we have a foothold with our ATCS applications, we are also integrating other mission critical applications in rail, as well as in new markets such as Public Safety. Our delivery of FullMAX™ to a large Israeli defense contractor for a Caribbean installation is evidence that our MC-IOT wireless platform is applicable across various critical industries. Similarly, the new joint product development program with Siemens for the European locomotive radio platform is validating the global market opportunity for FullMAX™. In September, we will exhibit a protype of this new radio platform, along with Siemens branded, ‘dot16’ compliant Airlink™ systems at the InnoTrans 2022 Global Rail Conference in Berlin, Germany.

“For the remainder of the year, we are focused on growing our bookings, expanding our platform capabilities for new and emerging use cases, and deepening the existing relationships we have with our customers. We are on the cusp of a significant ramp for Ondas Networks on the 900 MHz network, as well as rail markets in Asia and international security markets. We believe that we have the right pieces in place to execute and deliver on the goals we have set for ourselves. We look forward to driving reorders and putting ourselves in a position to capture profitable, sustainable growth.”

Second Quarter 2022 and Recent Highlights – American Robotics (AR)

●	Entered into a definitive merger agreement to acquire Airobotics, a leading Israeli developer of autonomous unmanned aircraft systems and automated data analysis and visualization platforms, on August 4, 2022.

●	Announced the milestone receipt of seven additional automated BVLOS site approvals from the FAA to deploy Scout Systems™ on April 26, 2022, bringing the total portfolio to 10 sites across eight U.S. states. These sites correspond to current and pending customer engagements.

●	Received a purchase order from the Scotts Miracle-Gro Company in April 2022; delivery and installation occurred in May 2022.

●	Received a purchase order from Nevada Gold Mines in June 2022; delivery and installation set for August 2022. Nevada Gold Mines is a joint venture between Barrack Gold and Newmont Mining, two of the world’s largest mining companies.

●	Conducted advanced flight operations across the United States with existing customers, including Chevron, ConocoPhillips, and Scotts-MiracleGro.

●	Delivered high-resolution RGB and thermal payload to Oil & Gas customer to enable roof tank, pipe, and fence line inspection.

●	Delivered new Loss of Containment analytics feature to Oil & Gas customers to enable early detection of crude oil leaks, minimizing environmental risks, clean-up costs, fines, and litigation expenses.

●	Manufactured 13 ScoutBase units with improved design for environmental conditions.

●	Released Scout System software version 6.0.0, featuring improved safety, flight planning, and data capture features.

●	Exhibited and presented at the Energy Drone & Robotics Summit in Houston and the Robotics Summit & Expo in Boston.

●	Moved into new American Robotics and Ondas Holdings headquarters in June 2022. With new office in place, expanded AR team to 72 employees.

Reese Mozer, CEO and Co-Founder of American Robotics commented: “Our rapid expansion of American Robotics continued in the second quarter. We bolstered our team with key talent, captured new purchase orders from large-scale clients in our target markets, and continued to extend our regulatory leadership. In the pursuit of national fleet orders, we continued to deepen our relationships with Franchise customers through close collaboration and investment in customer-requested features such as new payloads and analytics. Most recently, we received a purchase order from Nevada Gold Mines, our second customer in the mining and bulk materials market. We also anticipate purchase orders from two new oil and gas customers in the third quarter.

“The market opportunity for autonomous drone-in-a-box systems – and the data and analytics they produce – is vast, global, and remains mostly untapped. We estimate 90% of all commercial drone markets require this technology to implement scalable routine inspections, equating to an estimated global TAM of over $100B. As a result of this market size, there are opportunities for different embodiments of this technology that are optimized for different customers, use cases, and environments. This drove our decision to acquire Airobotics, which brings together leading engineering and aviation talent, regulatory leadership, and two complementary world-class technology platforms: the American Robotics Scout System™ and Airobotics’ Optimus System™.

“We believe this combination is a huge win for the Company, our customers, and our shareholders. Instead of competing against each other, we can now offer portfolio of product options to a wider set of end markets and use cases in accelerated timelines and with an expanded global footprint. We can also learn from each other’s respective successes to accelerate future product enhancements on both platforms. For example, the Airobotics Optimus™ platform allows for the automated switching of payload and batteries, which are capabilities that we believe will further enhance our Scout System™. Similarly, the American Robotics Scout System™ is approved for Automated BVLOS operation in the United States through our portfolio of proprietary safety technologies, which are capabilities we can transfer to the Optimus™ platform. In summary, we see near term commercial demand for the Optimus™ platform and expect significant financial benefits in terms of revenue, shared operating expenses, and accelerated go-to-market timelines.”

Second Quarter 2022 Financial Results

Revenues were $0.6 million for the three months ended June 30, 2022, compared to $0.9 million for the three months ended June 30, 2021. The decrease in revenue was primarily a result of lower development activity at Ondas Networks compared with the prior year when this segment was performing significant development work.

Gross profit remained flat at $0.3 million for the three months ended June 30, 2022, compared to $0.3 million for the three months ended June 30, 2021. Gross margin improved significantly to 52.7% for the three months ended June 30, 2022, compared to 34.6% for the three months ended June 30, 2021. The margin improvement is primarily due to a larger proportion of high margin product sales in the revenue mix.

Operating expenses increased to $11.7 million for the three months ended June 30, 2022, as compared to $3.4 million in three months ended June 30, 2021. The rise in operating expenses was primarily due to investments at both American Robotics and Ondas Networks. Operating expenses during the period included $1.6 million in stock-based compensation and $1.3 million in depreciation and amortization, or a total of $2.8 million of non-cash expenses. Additionally, the prior year period did not include expenses related to American Robotics, due to the acquisition occurring on August 5, 2021.

The Company realized an operating loss of $11.2 million for the three months ended June 30, 2022, compared to a loss of $3.1 million for the three months ended June 30, 2020.  The difference was driven primarily by increased costs at Ondas Networks as investments in operations were increased in anticipation of product orders, and due to the added operating expenses of American Robotics, which was acquired in August of 2021.

Net loss was $11.3 million for the three months ended June 2022, as compared to a net loss of $2.8 million in the three months ended June 30, 2021.  Net loss was higher primarily due to the aforementioned expenses at Ondas Networks and American Robotics.

First Half 2022 Financial Results

Revenues were $1.0 million for the six months ended June 30, 2022, compared to $2.1 million for the six months ended June 30, 2021. The revenue decline was primarily due to fewer development projects with Siemens and AURA as compared with the first half of 2021.

Gross profit was $0.4 million for the six months ended June 30, 2022, compared to approximately $0.9 million for the six months ended June 30, 2021, as a result of the aforementioned lower revenue.  Gross margin was 43.4% for the six months ended June 30, 2022, compared to 44.6% for the six months ended June 30, 2021.

Operating expenses increased to $21.7 million for the six months ended June 30, 2022, compared to $6.9 million for the six months ended June 30, 2021.  This increase was driven primarily by the increased investment at Ondas Networks and American Robotics. Operating expenses during the period included $2.9 million in stock-based compensation and $2.3 million in depreciation and amortization, or a total of $5.2 million of non-cash expenses. American Robotics expenses are not included in the prior six-months period ended June 30, 2021.

The Company realized an operating loss of $21.4 million for the six months ended June 30, 2022, compared to a loss of $6.0 million for the six months ended June 30, 2021. The increased operating expenses at Ondas Networks and from the American Robotics acquisition was the primary driver behind the higher operating loss.

Net loss was $21.3 million for the six months ended June 30, 2022, compared to a net loss of $6.0 million for the six months ended June 30, 2021.

The Company held cash and cash equivalents of $28.0 million as of June 30, 2022, compared to $32.1 million as of March 31, 2022. The decline in cash and cash equivalents is primarily due to operating losses during the quarter in addition to a $900,000 payment made in connection with the acquisition of Ardenna. These uses of cash were partially offset by $6.0 million of net proceeds from the at-the-market (ATM) facility announced in March 2022.

Reaffirmed Financial and Operational Outlook for 2022

Ondas is reaffirming its financial and operational outlook for 2022. Ongoing investments in market expansion and deeper penetration of select verticals are expected to support commercial adoption of Ondas Networks’ FullMAX wireless platform and additional installations of AR’s Scout System™ in 2022.

Ondas Networks will continue to focus on the greenfield 900 MHz network with North American Class I Rails. Ondas Networks expects bookings and revenue growth to accelerate as the Company moves through the year with a target of $20 million in product bookings in 2022. In addition, Ondas Networks expects to secure $3.5 million in product development programs, including the European locomotive program announced in June. In the third quarter of 2022, Ondas Networks intends to continue building product inventory and increasing internal human resources to meet an expected increase in product demand for both North American Rail and International markets.

Also, the Company expects American Robotics to secure and announce additional Franchise customers for the Scout System™ in 2022. Throughout 2022, AR will continue to build inventory to meet this customer demand. In parallel, American Robotics will continue to invest in and scale its field service operations to create capacity to handle expanded drone deployments with existing customers and to support new customer activity. Scout System™ deployments will focus on a select group of blue-chip customers in the oil & gas, mining, bulk materials, and rail sectors in the coming quarters. AR is targeting 30 Scout Systems™ installed across 10 customer accounts by year-end 2022, and its objective is to secure one or more customer reorders to begin fleet expansion. In parallel, American Robotics will continue to invest in data analytics products targeted at these customers and their respective markets. We are working to secure at least one formal partnership with a customer in 2022.

Given the anticipated addition of Airobotics in the coming months, the Company’s cash operating expenses are now expected to be approximately $8.0 – $8.5 million in the third quarter. Cash operating expenses exclude non-cash expenses, such as stock-based compensation and amortization of intangible assets and goodwill.

The Company expects bookings and revenue growth to fluctuate from quarter-to-quarter given the timing of development activity in front of the targeted commercial rollout for the Rail 900 MHz network, the multiple development projects planned with Siemens Mobility and the integration and scaling of American Robotics business.

Earnings Conference Call & Audio Webcast Details

An earnings conference call is scheduled for today (August 9, 2022) at 8:30 a.m. Eastern Time (5:30 a.m. Pacific Time). Investors may access a live webcast of the earnings conference call via the “News / Events” page of the Company’s Investor Relations website at https://ir.ondas.com. Following the presentation, a replay of the webcast will be available for 30 days in the same location of the Company’s website.

Live Listen Only Webcast	Webcast Here
Participant Dial In (toll free)	844-883-3907
Participant Dial In (International)	412-317-5798
Participant Call Pre-Registration	Pre-Register Here

About Ondas Holdings Inc.

Ondas Holdings Inc. (“Ondas”) is a leading provider of private wireless, drone and automated data solutions through its wholly owned subsidiaries Ondas Networks Inc. (“Ondas Networks”) and American Robotics, Inc. (“American Robotics” or “AR”). Ondas Networks is a developer of proprietary, software-based wireless broadband technology for large established and emerging industrial markets. Ondas Networks’ standards-based (802.16s), multi-patented, software-defined radio FullMAX platform enables Mission-Critical IoT (MC-IoT) applications by overcoming the bandwidth limitations of today’s legacy private licensed wireless networks. Ondas Networks’ customer end markets include railroads, utilities, oil and gas, transportation, aviation (including drone operators) and government entities whose demands span a wide range of mission critical applications. American Robotics designs, develops, and markets industrial drone solutions for rugged, real-world environments. AR’s Scout System™ is a highly automated, AI-powered drone system capable of continuous, remote operation and is marketed as a “drone-in-a-box” turnkey data solution service under a Robot-as-a-Service (RAAS) business model. The Scout System™ is the first drone system approved by the Federal Aviation Administration for automated operation beyond-visual-line-of-sight (BVLOS) without a human operator on-site. Ondas Networks and American Robotics together provide users in rail, agriculture, utilities and critical infrastructure markets with improved connectivity and data collection capabilities.

For additional information on Ondas Networks and Ondas Holdings, visit www.ondas.com or follow Ondas Networks on Twitter and LinkedIn. For additional information on American Robotics, visit www.american-robotics.com or follow American Robotics on Twitter and LinkedIn.

Information on our websites and social media platforms is not incorporated by reference in this release or in any of our filings with the U.S. Securities and Exchange Commission.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Additional Information Will be Filed with the SEC

Ondas will file with the SEC a registration statement on Form S-4, which will include a prospectus of Ondas. INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ONDAS, AIROBOTICS, THE PROPOSED ACQUISITION AND RELATED MATTERS. Investors will be able to obtain free copies of the registration statement and other documents filed with the SEC through the website maintained by the SEC at www.sec.gov and on Ondas’ website at https://ir.ondas.com.

Forward-Looking Statements

Statements made in this release that are not statements of historical or current facts are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We caution readers that forward-looking statements are predictions based on Ondas’ and Airobotics’ current expectations about future events. Examples of forward-looking statements include, among others, statements regarding the proposed acquisition, including the benefits and timing of the proposed acquisition. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Ondas’ and Airobotics’ actual results, performance, or achievements could differ materially from those expressed or implied by the forward-looking statements as a result of a number of factors, including (1) the inability to complete the proposed acquisition, including due to a failure to obtain third party consents, or satisfy other closing conditions; (2) the risk that the proposed acquisition disrupts current plans and operations as a result of the announcement and consummation of the proposed acquisition; (3) the ability to recognize the anticipated benefits of the proposed acquisition, which may be affected by, among other things, the ability of management to integrate the combined company’s business and operation, and the ability of the parties to retain key employees; (4) costs related to the proposed acquisition; and (5) with respect to Ondas, the other risks and uncertainties discussed under the heading “Risk Factors” discussed under the caption “Item 1A. Risk Factors” in Part I of Ondas’ most recent Annual Report on Form 10-K or any updates discussed under the caption “Item 1A. Risk Factors” in Part II of Ondas’ Quarterly Reports on Form 10-Q and in Ondas’ other filings with the SEC. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise that occur after that date, except as required by law.

Company Contact:

Derek Reisfield, President and CFO

Ondas Holdings Inc.

888-350-9994 x1019

ir@ondas.com

Investor Relations Contact:

Cody Cree and Matt Glover

Gateway Group, Inc.

949-574-3860

ONDS@gatewayir.com

ONDAS HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2022	2021
	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$28,014,077	$40,815,123
Accounts receivable, net	265,279	1,213,195
Inventory, net	1,269,748	1,178,345
Other current assets	1,460,223	1,449,610
Total current assets	31,009,327	44,656,273

Property and equipment, net	3,517,567	1,031,999

Other Assets:
Goodwill	45,026,583	45,026,583
Intangible assets, net	30,205,303	25,169,489
Long-term equity investment	500,000	500,000
Lease deposits	218,206	218,206
Operating lease right of use assets	3,443,315	836,025
Total other assets	79,393,407	71,750,303
Total assets	$113,920,301	$117,438,575

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable	$2,376,620	$2,411,085
Operating lease liabilities	811,607	550,525
Accrued expenses and other current liabilities	1,812,413	1,149,907
Deferred revenue	199,663	512,397
Total current liabilities	5,200,303	4,623,914

Long-Term Liabilities:
Notes payable	300,000	300,000
Accrued interest	37,709	40,152
Operating lease liabilities, net of current	2,684,997	241,677
Total long-term liabilities	3,022,706	581,829
Total liabilities	8,223,009	5,205,743

Commitments and Contingencies (Note 12)

Stockholders’ Equity

Preferred stock - par value $0.0001; 5,000,000 shares authorized at June 30, 2022 and December 31, 2021, respectively, and none issued or outstanding at June 30, 2022 and December 31, 2021, respectively	-	-
Preferred stock, Series A - par value $0.0001; 5,000,000 shares authorized at June 30, 2022 and December 31, 2021, respectively, and none issued or outstanding at June 30, 2022 and December 31, 2021, respectively	-	-
Common stock - par value $0.0001; 116,666,667 shares authorized; 42,623,283 and 40,990,604 issued and outstanding at June 30, 2022 and December 31, 2021, respectively	4,262	4,099
Additional paid in capital	207,368,243	192,502,122
Accumulated deficit	(101,675,213)	(80,273,389)
Total stockholders’ equity	105,697,292	112,232,832
Total liabilities and stockholders’ equity	$113,920,301	$117,438,575

ONDAS HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021

Revenues, net	$604,219	$887,432	$1,014,417	$2,052,196
Cost of goods sold	285,639	580,675	573,571	1,136,025
Gross profit	318,580	306,757	440,846	916,171

Operating expenses:
General and administration	6,090,053	2,495,271	11,614,770	4,904,124
Sales and marketing	731,246	196,149	1,412,909	383,521
Research and development	4,870,369	753,642	8,777,588	1,648,219
Total operating expenses	11,691,668	3,445,062	21,805,267	6,935,864

Operating loss	(11,3373,088)	(3,138,305)	(21,364,421)	(6,019,693)

Other income (expense)	(6,871)	652,957	(11,263)	618,781
Interest income	-	7,594	-	7,626
Interest expense	(11,466)	(344,012)	(26,140)	(566,600)
Total other income (expense)	(18,337)	316,539	(37,403)	59,807

Net loss	(11,391,425)	(2,821,766)	(21,401,824)	(5,959,886)

Net loss per share - basic and diluted	$(0.27)	$(0.10)	$(0.51)	$(0.21)

Weighted average number of common shares outstanding, basic and diluted	42,167,548	28,890,547	41,582,327	28,083,888

ONDAS HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended
	June 30,
	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(21,401,824)	$(5,959,886)
Adjustments to reconcile net loss to net cash flows used in operating activities:
Depreciation	127,036	50,272
Amortization of deferred financing costs	-	120,712
PPP Loan forgiveness	-	(666,091)
Amortization of intangible assets	1,822,236	19,617
Amortization of right of use asset	400,370	154,457
Loss on Intellectual Property	11,095	70,895
Stock-based compensation	2,883,579	1,650,119
Changes in operating assets and liabilities:
Accounts receivable	947,916	(678,694)
Inventory	(91,403)	5,387
Other current assets	(49,988)	(435,929)
Accounts payable	(34,465)	(496,344)
Deferred revenue	(312,734)	(140,343)
Operating lease liability	(263,884)	(159,560)
Accrued expenses and other current liabilities	660,063	(623,300)
Net cash flows used in operating activities	(15,302,003)	(7,088,688)

CASH FLOWS FROM INVESTING ACTIVITIES
Patent costs	(25,544)	(3,698)
Purchase of equipment	(2,612,604)	(72,429)
Security deposit	-	(90,000)
Cash paid for Ardenna Inc. asset acquisition	(900,000)	-
Cash paid for note receivable	-	(2,000,000)
Net cash flows used in investing activities	(3,538,148)	(2,166,127)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of warrants/options	-	1,344,882
Proceeds from 2021 Public Offering, net of costs	-	47,523,583
Proceeds from sale of shares under ATM agreement	6,039,105	-
Payments on loan payable	-	(7,124,278)
Net cash flows provided by financing activities	6,039,105	41,744,187

Increase (decrease) in cash and cash equivalents	(12,801,046)	32,489,372
Cash and cash equivalents, beginning of period	40,815,123	26,060,733
Cash and cash equivalents, end of period	$28,014,077	$58,550,105

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid for interest	$4,003	$1,038,532
Cash paid for income taxes	$-	$-

SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING ACTIVITIES:

Forgiveness of accrued officers’ salary	$-	$135,103
Non-cash consideration for purchase of intangible asset	5,943,600	-
Operating leases right-of-use assets obtained in exchange for lease liabilities	$2,928,911	$-